PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70320

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KARMEQ LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 WESTLAKE CENTER, SUITE 203
(No. and Street)

DALY CITY	CA	94015
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Celeste Moye	415-672-0559	CelesteCPA@comcast.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, and middle name)

2977 YGNACIO VALLEY RD., #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009		3381
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____DARRELL YOUNG_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _KARMEQ, LLC_____, as of _____DECEMBER 31_____, 2_021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED
JURAT/ACKNOWLEDGMENT
FOR NOTARY

Signature:

Title:
PRINCIPAL AND CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 22 day of MARCH , 20 22 , by DARRELL YOUNG ------------
--- ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



GERALDINE TAMBANILLO
COMM. #2386200
NOTARY PUBLIC ● CALIFORNIA
San Mateo County
Commission Expires January 7, 2026

(Seal)   Signature_____

KARMEQ, LLC

Statement of Financial Condition

December 31, 2021

With Independent Auditors' Report Thereon

PUBLIC DOCUMENT



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  KARMEQ, LLC
Daly City, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KARMEQ, LLC (the Company) as of December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KARMEQ, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Company management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

We have served as KARMEQ, LLC's auditor since 2021.

Walnut Creek, California
March 31, 2022

KARMEQ, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Assets:

Cash	$	176,797
Deposit with Clearing Broker-Dealer		251,076
Prepaid Expenses		6,322
Due from Related Party		730
Internal-Use Software - Net		697,274
Total Assets	$	1,132,199

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	12,352
Due to Related Party		57,115
Total Liabilities		69,467

Commitments and Contingencies (Note 4)

Member's Equity		1,062,732
Total Liabilities and Member's Equity	$	1,132,199

The accompanying notes are an integral part of this financial statements.

CONFIDENTIAL

(1) Organization and Operation

KARMEQ, LLC (the "Company"), is a Delaware Limited Liability Company formed on November 21, 2018. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) on August 6, 2020, and is a member of the Financial Industry Regulatory Authority (FINRA). All trades are cleared through other brokers on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Risks and Uncertainties
The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liabilities in the normal course of business. As of December 31, 2021, the Company had cash of approximately $176,797. During the year ended December 31, 2021, the Company had net loss of approximately $274,688 and net cash used in operating activities of approximately $311,182. The Company's ability to generate positive cash flows from operations is dependent upon its ability to generate revenue to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain successful operations.

Successful completion of the Company's trading platform, customer development program, and ultimately, the attainment of profitable operations are dependent upon future events, including acquiring and maintaining customers, and achieving a level of transactions processed to support the Company's cost structure. The Company is subject to a number of risks common to brokerage-based companies, including limited operating history, dependence on customer demands, the successful development and marketing of its products and services, and competition within the brokerage industry. The Company plans to generate the necessary cash flow over the next year based upon operating results and member's contributions. The sole member is committed to financially supporting the Company to help fund its operations for the next 18 months or as needed.

Revenue
The Company earns revenue from fees charged for offering an online platform to gift shares of stock. Revenue is recognized when the gift is initiated and the fees are paid. Fees are collected by a related party organization and paid to the Company on a monthly basis. The platform became "live" in December, 2021 and is still in the testing phase as of December 31, 2021.

Cash
Cash consists of cash held in checking and savings accounts.

Deposit with Clearing Broker-Dealer
The clearing broker requires the Company to have a reserve amount of $250,000 to ensure the Company's performance with its obligations under the Fully Disclosed Clearing Agreement with the clearing broker.

CONFIDENTIAL

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2021 was $4,637.

Income Taxes
The Company is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal income taxes are not payable or provided for by the Company. The member is taxed individually on the Company's earnings. California has an annual LLC filing requirement and fees are accrued at the Company level in the amount of $800 as of December 31, 2021.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2018, 2019, and 2020 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses
The Company is a single member LLC. The net income of the Company is allocated to the sole member.

Operating Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for leases, including recognizing a right to use asset and lease liability for all lease agreements. The company currently has no operating or finance leases to report and reimburses a related party for rent according to an annual cost sharing agreement.

Internal-Use Software, Net
The Company capitalizes certain qualified costs incurred in connection with the development of the KARMEQ.com platform. Capitalization of such costs begins when the preliminary project stage is completed; management, with the relevant authority, authorizes and commits to the funding of the software project and it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the criteria together with costs incurred for training and maintenance are expensed as incurred. The Company capitalized $218,197 during the year ended December 31, 2021. The Company amortizes these costs over the estimated useful life of the related asset, generally five years. The Company recorded amortization expense of $5,779 for the year ended December 31, 2021.

Impairment of Long-Lived Assets
The Company accounts for its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-05, *Impairment or Disposal of Long-Lived Assets*. Long-lived assets, including internal-use software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized based on the excess of the carrying amount of the asset above the fair value of the asset.

Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13-*Financial Instruments-Credit Losses* (Topic 326). The ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under CECL, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. This ASU affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures, and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. ASU No. 2016-13 is amended by ASU Nos. 2018-19, 2019-04, 2019-05, 2019-10, and 2019-11. For public business entities that are U.S. Securities and Exchange Commission filers, Topic 326 is effective for annual periods beginning after December 31, 2019. The Company has adopted ASU 2016-13 effective August 6, 2020. The adoption of this ASU had no impact on the financial statements.

In August, 2018, the FASB issued ASU 2018-13, *Fair Value Measurement* (Topic 820): *Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*. ASU 2018-13 removes or modifies certain disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The adoption had no effect on the financial statements.

(3) Net Capital Requirements and Subsequent Event

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the company had net capital of $358,406 which was $108,406 in excess of its net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company clears all of its customer transactions through another Broker-Dealer on a fully disclosed basis, and therefore, claims an exemption from Rule 15c3-3.

Effective January 1, 2022, pursuant to a revised FINRA membership agreement, the Company's minimum net capital requirement is $5,000.

(4) Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion any such legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

(5) Related Parties

The Company has an expense sharing agreement with a related registered investment advisor whereby the Company accrues a payable for certain expenses paid on the Company's behalf. These expenses include rent, telecommunication services, administrative assistance, and other office expenses. For the year ended December 31, 2021 under this agreement rent expense was $6,647, payroll related costs were $13,795, communications costs were $3,088, shared software subscriptions were $851, and other miscellaneous expenses totaled $469. As of December 31, 2021 the amount owed to the related party under this agreement was $57,115. These funds will be repaid as cash flows permit.

The Company shares processing fees with a separate related entity under a fee sharing agreement. At December 31, 2021 the Company had a receivable under this agreement of $730 which included $700 for a cash flow advance and $30 in service fees. The Company expects repayment as cash flows permit.

(6) Subsequent Events

The Company has evaluated subsequent events through March 31, 2022, the date which the financial statements were issued. In January, 2022, the Company applied for and was granted an amendment to the FINRA membership agreement which provides that the Net Capital minimum shall be reduced to $5,000. We anticipate that this will assist with cash flow needs and necessitate fewer capital contributions going forward. We noted no additional items requiring further disclosure.